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                                                      Filed by Cytyc Corporation
               pursuant to Rule 425 under the Securities Act of 1933, as amended
                                             Subject Company: Digene Corporation
                                                             File No.: 333-83582


                             Contact: Robert Bowen, Chief Financial Officer Anne Rivers, Investor Relations
                                          Jeff Keene, Healthcare Media
                                          Cytyc Corporation: 978-266-3010
                                          www.cytyc.com
                                          -------------

                                          Robert P. Jones/Theresa Vogt
                                          Media: Greg Tiberend/Dan Budwick
                                          Morgen-Walke Associates: 212-850-5600


FOR IMMEDIATE RELEASE
---------------------

                    DIGENE FILES DECLARATORY JUDGMENT ACTION
                              AGAINST ENZO BIOCHEM

Boxborough, MA, March 15, 2002 - Cytyc Corporation (Nasdaq:CYTC) was advised today that Digene Corporation has filed a declaratory judgment action against Enzo Biochem, Inc. in the United States District Court for the District of Delaware, seeking a declaratory judgment that Digene's Hybrid Capture(R) products do not infringe any valid claims of Enzo's United States patent no. 6,221,581 B1 (the "`581 Patent"), and that the claims of the `581 Patent are invalid.

On February 19, 2002, Cytyc and Digene announced that they had signed a definitive merger agreement pursuant to which Cytyc would acquire all of the outstanding shares of Digene common stock in a cash and stock exchange offer transaction. On March 1, 2002, Cytyc and Digene announced that they had commenced the exchange offer. The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 28, 2002.

Cytyc stated that it has been apprised by Digene of the Enzo matter and Digene's decision to pursue a declaratory judgment action against Enzo, and that, based on information provided by Digene, Cytyc believes that Digene's Hybrid Capture products do not infringe any valid claims of the `581 Patent.

"We support Digene in its desire to defend against allegations that its Hybrid Capture products infringe claims of the Enzo patent," said Patrick J. Sullivan, Cytyc's chief executive officer, vice chairman and chairman-elect. "We continue to believe that the Cytyc-Digene merger represents an excellent strategic fit for the two companies, which are leaders in their respective fields."

Cytyc Corporation develops, manufactures and markets products for medical diagnostic applications primarily focused on women's health. The ThinPrep(R) System consists of the ThinPrep(R) 2000 Processor, ThinPrep(R) 3000 Processor, and related reagents, filters, and other

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supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol "CYTC" and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Digene Corporation develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Digene has developed and is commercializing its patented Hybrid Capture products in three areas: women's cancers and infectious diseases, blood viruses, genomics and pharmaceutical research. Digene is traded on The Nasdaq Stock Market under the symbol "DIGE."

Cytyc(R) and ThinPrep(R) are registered trademarks and ThinPrep(R) Pap Test(TM) is a trademark of Cytyc Corporation. Digene(R) and Hybrid Capture(R) are registered trademarks of Digene Corporation.

Forward-looking statements in this press release are made pursuant to the provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding Cytyc's planned acquisition of Digene and Digene's declaratory judgment action against Enzo, as well as statements regarding Cytyc company strategy, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, risks associated with undertaking complex litigation, such as the Digene declaratory judgment action, dependence on key personnel and proprietary technology, management of growth, risks associated with the consummation and integration of the Digene acquisition, uncertainty of product development efforts, risks associated with the FDA regulatory approval processes and any healthcare reimbursement policies, risks associated with competition and competitive pricing pressures, and other risks detailed in Cytyc's filings with the Securities and Exchange Commission, including under the heading "Certain Factors Which May Affect Future Results" in Cytyc's 2001 Form 10-K filed with the Commission. Cytyc cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Cytyc disclaims any obligation to publicly update or revise any such statements to reflect any change in Cytyc's expectations or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at

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http://www.sec.gov. Free copies of these documents can also be obtained from the
Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange
Commission at http://www.sec.gov.

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